Exhibit 99.1

BlueCity Announces Receipt of Updated Preliminary Non-Binding Proposal

BEIJING, APRIL 18, 2022 (GLOBE NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated April 18, 2022 (the “Proposal Letter”) from Mr. Baoli Ma (the “Founder”) and Metaclass Management ELP, an affiliate of Spriver Tech Limited (“Sponsor,” and together with the Founder, the “Buyer Group”), with respect to the proposed “going-private” transaction (the “Proposed Transaction”) wherein the Buyer Group proposes to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs,” each two representing one Class A ordinary share) that are not already beneficially owned by the Buyer Group in a going private transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Buyer Group was formed in furtherance of the Proposed Transaction initially set forth in the preliminary non-binding proposal letter submitted by the Founder and Spriver Tech Limited to the Company on January 2, 2022 (the “Original Proposal”), and the Proposal Letter updates the Original Proposal to (i) inform the Board that Metaclass Management ELP, an affiliate of Spriver Tech Limited, is replacing Spriver Tech Limited as Sponsor and (ii) reduce the proposed purchase price from US$3.70 per Ordinary Share or US$1.85 per ADS in cash to US$3.20 per Ordinary Share or US$1.60 per ADS in cash.

As previously announced, the Board had formed a committee of three independent directors (the “Special Committee”) to evaluate the Proposed Transaction, or any alternative strategic option that the Company may pursue. The Special Committee will continue to evaluate the Proposed Transaction in light of the latest development.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachment is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

Exhibit A

April 18, 2022

Board of Directors (the “Board”)

BlueCity Holdings Limited (the “Company”)

Room 028, Tower B, Block 2

No. 22 Pingguo Shequ, Bai Zi Wan Road

Beijing 100022

People’s Republic of China

Dear Members of the Board of Directors:

Reference is made to the preliminary non-binding proposal letter, dated as of January 2, 2022 (the “Original Proposal”, and as amended and updated by this letter and as may be further amended and updated from time to time, the “Proposal”), from Mr. Baoli Ma (the “Founder”) and Spriver Tech Limited to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each two representing one Class A ordinary share) that are not already beneficially owned by the Buyer Group (as defined in the Original Proposal) (the “Acquisition”) in a going private transaction.

The Founder and Metaclass Management ELP (“Sponsor”, and together with the Founder, the “Buyer Group”, “we” or “us”) are submitting this letter updating the Original Proposal to (i) inform you that Metaclass Management ELP, an affiliate of Spriver Tech Limited, is replacing Spriver Tech Limited as Sponsor and (ii) reduce the proposed purchase price for the Acquisition from US$3.70 per Ordinary Share or US$1.85 per ADS in cash to US$3.20 per Ordinary Share or US$1.60 per ADS in cash.

Among other things, we considered the following factors when arriving at the proposed purchase price:

(i)	deterioration of macroeconomic and general market conditions and the share price declines of major Chinese technology companies listed outside of the PRC;
(ii)	tightening of regulatory policies across industries in the PRC, which is expected to have a meaningful impact on recruitment demand and the general market environment; and
(iii)	persistent challenges for the economy and businesses in the PRC from the continuing impact of COVID-19.

Set forth below are the key terms of our Proposal:

1.            Purchase Price. We propose to acquire all of the outstanding Ordinary shares of the Company and the ADSs not already beneficially owned by members of the Buyer Group at a purchase price equal to US$3.20 per Ordinary Share and US$1.60 per ADS. Our proposed purchase price represents a premium of approximately 19.21% to the volume-weighted average price of the ADSs during the last 20 trading days.

2.            About the Sponsor. Metaclass Management ELP is an exempted limited partnership established under the laws of the Cayman Islands with a fund size of up to US$100,000,000. Its general partner is Chizicheng Strategy Investment Limited and its limited partners are Spriver Tech Limited and Newborn Town Inc., which is listed on the Stock Exchange of Hong Kong with stock code 09911.

3.            Other Terms. Other than as expressly set forth above, the other key terms of our Proposal as set forth in the Original Proposal remain unchanged.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

*      *     *     *

Sincerely,

Baoli Ma

/s/ Baoli Ma

Sincerely,

Metaclass Management ELP
By: Chizicheng Strategy Investment Limited, its General Partner

/s/ LIU CHUNHE

Name: LIU CHUNHE
Title: Director

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